QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12

INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011 and 2010
(Dollars in thousands)

	September 30, 2011	September 30, 2010
	(Unaudited)
Earnings:
Net Loss	$(691,284)	$(57,708)
Add:
Provision for income taxes	(357,724)	(23,731)
Fixed charges	1,211,452	1,164,655
Less:
Capitalized interest	(5,652)	(4,669)

Earnings as adjusted (A)	$156,792	$1,078,547

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$433	$440
Ratio of income before provision for income taxes to net income	152%	141%

Preferred dividend factor on pretax basis	658	620

Fixed Charges:
Interest expense	1,203,010	1,157,533
Capitalized interest	5,652	4,669
Interest factors of rents	2,790	2,453

Fixed charges as adjusted (B)	1,211,452	1,164,655

Fixed charges and preferred stock dividends (C)	$1,212,110	$1,165,275

Ratio of earnings to fixed charges ((A) divided by (B))	— (a)	— (a)

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	—	—

(a)
In the nine months ended September 30, 2011 and 2010, earnings were insufficient to cover fixed charges by $1.1 billion and $86.1 million, respectively, due to non-cash impairment and lease related charges aggregating $1.6 billion and $891.3 million, respectively.

QuickLinks

  EXHIBIT 12